

charting a steady course



the mcclatchy company

01 Annual Report



financial highlights

(In thousands, except per share amounts)	2001	2000	% change
FOR THE YEAR			
Net revenues	$1,080,053	$1,142,124	-5.4%
Operating expenses	906,214	908,294	-0.2%
Net income	57,997	88,930	-34.8%
Net income per share – diluted	1.27	1.97	-35.5%
EBITDA*	284,633	345,184	-17.5%
AT YEAR END			
Total assets	$2,104,160	$2,165,658	-2.8%
Bank debt	638,000	779,000	-18.1%
Stockholders' equity	998,165	958,851	4.1%
Shares outstanding			
Class A shares	18,945	18,045	5.0%
Class B shares	26,649	27,200	-2.0%

*EBITDA represents earnings before interest, taxes, depreciation and amortization. Amount in 2001 excludes non-cash write-off of Internet investments of $10.6 million.

company profile

The McClatchy Company dates to the California Gold Rush era, when James McClatchy was a founding editor of its first newspaper, *The Sacramento Bee*. Headquartered in Sacramento, California, McClatchy is a leading newspaper and Internet publisher. It publishes 11 daily and 13 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy's papers have daily circulation of 1.4 million and Sunday circulation of 1.9 million. McClatchy's newspapers include, among others, the *Star Tribune* in Minneapolis, the three Bee newspapers in California: *The Sacramento Bee*, *The Fresno Bee* and *The Modesto Bee*; *The News & Observer* (Raleigh, NC), *The News Tribune* (Tacoma, WA) and the *Anchorage Daily News*. McClatchy also publishes a leading local website in each of its 11 daily newspaper markets offering readers information, comprehensive news, advertising, e-commerce and other services. McClatchy owns and operates other media-related businesses, including Nando Media, a national online publishing operation, and The Newspaper Network, a national sales and marketing company.

McClatchy is listed on the New York Stock Exchange under the symbol MNI.

During turbulent economic times, sound strategy and efficient execution become even more important. At McClatchy, we are following a course of action to grow market share, expand customer relationships, and cement employee loyalty in ways that will position us to benefit fully when the economic cycle turns.

the mcclatchy company

01 Annual Report

Our goal is to be the leading media company in the markets we serve.

	DAILY CIRCULATION	SUNDAY CIRCULATION	TOTAL REVENUES (in thousands)
Minnesota			
Star Tribune (Minneapolis)			
2001	376,100	670,300	$365,931
2000	373,500	677,200	$402,907
California			
The Sacramento Bee			
2001	294,000	350,700	$217,486
2000	293,600	356,000	$225,528
The Fresno Bee			
2001	160,800	190,300	$ 89,018
2000	159,700	193,700	$ 92,996
The Modesto Bee			
2001	85,500	91,600	$ 54,701
2000	84,900	91,500	$ 53,047

Internet

	TOTAL PAGE VIEWS	TOTAL UNIQUE HOSTS	TOTAL REVENUES* (in thousands)
2001	1,052,886,000	12,542,000	$ 19,876
2000	749,110,000	9,404,000	$ 17,043

*Largely included in individual newspapers revenues reported elsewhere in this section.

the mcclatchy company


Sports
Business
Metro/State
StarTribune
20 deaths in 6 years
The Modesto Bee
The Sacramento
Roots of pain
The Fresno Bee
Soul Mission
FBI fears new attack

	DAILY CIRCULATION	SUNDAY CIRCULATION	TOTAL REVENUES (in thousands)
Carolinas			
The News & Observer (Raleigh, NC)			
2001	168,800	209,600	$131,848
2000	167,300	208,900	$144,165
The Herald, The Beaufort Gazette and *The Island Packet* (South Carolina)			
2001	60,200	62,200	$ 35,235
2000	59,100	61,900	$ 34,741
Northwest			
The News Tribune (Tacoma, WA)			
2001	128,800	145,800	$ 80,761
2000	128,700	145,500	$ 83,435
Anchorage Daily News			
2001	71,900	85,300	$ 54,668
2000	70,800	85,100	$ 54,998
Tri-City Herald (Washington)			
2001	41,200	44,600	$ 21,260
2000	41,000	44,400	$ 21,380

at a glance


THE NEWS&OBSERVER
THE ISLAND PACKET
The Herald
THE BEAUFORT GAZETTE
Spence remains in critical condition
Shuttle lifts off
Tri-City Herald
FAA order confuses fliers
Anchorage Daily News
Let the Games begin

2001 was a challenging year for our country, our economy and our company. In the midst of great uncertainty and economic challenge, McClatchy's response has been to stay the course with a focused strategy and consistent, disciplined execution.

We did not follow the industry's model of across-the-board layoffs and dramatic product cutbacks to achieve short-term goals. Instead, we have pursued a strategy we believe successfully navigates the recession while growing market share and cementing customer and employee loyalty. As a result, McClatchy is well positioned to benefit when the economy recovers.

to our shareholders



Gary Pruitt, Chairman, President and CEO

Three pillars underpin our long-term strategy: operating quality daily newspapers in growth markets; supplementing their mass reach with targeted direct mail and direct marketing efforts; and operating leading local websites in each of our markets. These strategies led to respectable financial results in 2001, despite the recession.

We finished the year with revenues of $1.1 billion, down 5.4%. Our 2000 fiscal year included 53 weeks versus 52 weeks this year. On a comparable 52-week basis, our revenues were down 3.9%. While it is hard to find good news in declines, our performance was one of the best in the industry. Net income was $58.0 million or $1.27 per share. Net income includes certain one-time charges of 13 cents per share. Excluding these items, underlying earnings were $1.40 per share. Please see page 20 for a more complete discussion of our 2001 results.

Despite declines in operating cash flows, we remained focused on debt repayment — reducing debt by a record $141 million to $638 million by year-end. As a result of our commitment to paying down debt, Standard & Poor's improved its outlook for McClatchy from "stable" to "positive."

Our financial progress is also reflected in our stock price, which closed the year at $47.00 per share, up 10.3% in 2001, while our closest index, the S&P Mid-Cap 400, declined 1.6%.

During turbulent economic times, sound strategy and efficient execution become even more important. At McClatchy we have focused on five key elements that have helped positively differentiate your company.



McClatchy markets continue to grow much faster than the **national average** in households and population, which translates into more readers and more advertisers.

By focusing on smaller advertisers, *The Modesto Bee* bucked the industry trend of declining revenues and posted advertising revenue growth of 6.0% in 2001.

1

OUTPERFORM IN REVENUES: First, we have distinguished ourselves in revenue performance. McClatchy was near the top of the newspaper industry in revenue performance throughout 2001 thanks to creative, vigorous sales efforts, boosted by the relative strength of our resilient growth markets. Our geographic diversification also played to our advantage again this year.

At the *Star Tribune*, in Minneapolis, the creation of a commission-only sales force generated $10 million in retail revenues in 2001.

All year, we were dogged by the cyclical decline in one classified category: employment advertising. At the same time, we worked hard to shore up other categories, particularly retail advertising, and, in many of our markets, national advertising. If the effect of employment classified were removed, our advertising revenue would have grown 1.6% over prior year.

Each of our newspapers is the primary advertising buy in its market. Whatever pain we feel is magnified for the secondary buys, so we used the slump and our relative strength to grab share from competitors and emerge an even stronger company, poised for economic recovery.

Throughout the 1990s our cash expenses, excluding the effect of acquisitions, increased an average of only 1.9% per year.

2

EXERCISE DISCIPLINED COST MANAGEMENT: Second, we have focused intensely on cost reductions, but with what we consider the right approach.

We view disciplined management and efficient operations not as tactics to be dusted off and employed in economic downturns, but as a way of doing business — in good times and bad. Our long-term expense control record is one of the best in the industry, enabling us to avoid disruptive boom-and-bust cycles.

Since 1999, the number of full-time equivalent employees is down 4.3%, without costly layoffs and buyouts.

Thus we can steer clear of across-the-board layoffs and their attendant "one-time" costs — often millions of dollars. We also avoid the loss of focus on business imperatives and damage to employee morale that is a consequence of layoffs. Finally, our steady approach means we will face less pent-up demand for new expenses when the economic recovery arrives.

We remain focused on cost controls, reducing capital spending and making cuts in every non-crucial area. For example, we're filling only essential positions as employees resign, reducing head count. But our approach here is also different: while reducing total employees, we've actually increased our advertising sales staff and held newsroom employment steady, illustrating the operating approach we refer to as "athletic" — where operations are lean and fit overall, but muscular in key areas that drive quality and performance most.



Our operating approach is *athletic*

— with operations lean and fit overall,

but muscular in key areas that drive

quality and performance most.



Quality journalism is the cornerstone of our strategy, and we **fundamentally** believe that good journalism is good business.

In 2001 McClatchy posted its 17th consecutive year of daily circulation growth — a record unmatched within the industry.

3

EMPHASIZE QUALITY JOURNALISM: Our third goal for operating through this economic downturn is to ensure that we not only maintain the quality of our newspapers, but continue to improve them. Quality journalism is the cornerstone of our strategy, and we fundamentally believe that good journalism is good business.

McClatchy's newspapers have added space for news over recent years; since 1998 news pages have increased 8.7%. We understand that readers need us more than ever in turbulent times.

Emphasis on expense control can easily lead to product erosion, but even here we have found opportunities among the challenges. For example, most of our newspapers have adopted the narrower page width emerging as the industry standard, a move that has cut our annual newsprint consumption. We have used that opportunity to redesign our newspapers with added color and graphics, consistent section order and better navigation. We have regularly added space for news over recent years, and we're not cutting back now, when readers need us more than ever.

Such quality journalism and improved newspapers provide the foundation that supports another key goal: growing circulation as we convert newly attracted readers to permanent subscribers.

We believe growing circulation is a key indicator of franchise health and predictor of future success. As the only remaining mass medium, newspapers fill a unique role for advertisers and retain pricing flexibility. We ended 2001 with daily circulation up 0.6%. We have the best record in the industry on this score, recording our 17th consecutive year of daily circulation growth, with every McClatchy paper achieving daily gains in 2001.

In 2001 McClatchy's Internet business made great progress — revenues were up 18.3% to $19.9 million and operations generated positive cash flows.

4

EXPAND INTERNET LEADERSHIP: We continue to expand local Internet leadership at our newspaper websites and regional portals. While many dot-coms retrench or fold, we have pressed our advantage online.

We operate the leading local websites in each of our newspaper markets.

Those efforts are being rewarded, and our websites are growing and building share, attracting more users than competitors like Citysearch, Digital Cities or local television and radio station websites. In 2001, pageviews were up 40.6% and unique hosts grew 33.4%.

Internet revenues also grew by a healthy 18.3% to $19.9 million in 2001. Online classifieds — an integral part of our interactive success — comprise more than half our Internet revenues.

In order to ensure continued success in employment classifieds, we have partnered with Careersite, an online employment company. With more than 110 newspaper affiliates, Careersite is particularly adept at integrating the print employment business with an online component, which is crucial in our locally oriented strategy.

Our interactive division, Nando Media, provides content, publishing and hosting services to all of our newspapers from a centralized location in Raleigh, N.C., and has become an attractive alternative for other companies as well. We have current contracts to provide these services to clients ranging from independent newspapers to an NHL team, and we are in active negotiations for several additional opportunities.

Our Internet strategy is working. Readership and revenues are growing and our focus on efficiencies has allowed us to be cash flow positive in 2001, while many local competitors fall by the way.



We continue to expand local Internet l e a d e r s h i p

at our **newspaper websites** and regional portals.

While many dot-coms retrench or fold,

we have pressed *our advantage online.*



We are bullish on newspapers.

As the last mass medium in **our local markets,** our prospects are far *brighter* than those of other media beset by splintering audiences.

5

MAINTAIN POSITIVE OUTLOOK: While our approach is admittedly somewhat contrarian, this focused strategy makes us stronger and positions us to take full advantage of the recovery.

Maintaining a positive attitude and an affirmative approach aren't just pleasantries at McClatchy. We see them as central components in achieving consistent success.

We're not sure when that recovery will arrive, but we know we will hold the line on expenses, which means revenue growth, when it returns, will fall to the bottom line to help recover lost financial ground.

We have talented leadership to help us move forward, with some new additions this year. In April, Gregory Favre, vice president, news, retired after 17 years as a top editor and senior executive with McClatchy. He was replaced by Howard Weaver, previously editor of the *Anchorage Daily News* and editorial page editor of *The Sacramento Bee.* We wish to thank Gregory for the leadership he provided for so many years.

Pat Talamantes joined the company in April as chief financial officer, bringing with him valuable experience as the CFO of a publicly traded media company. And in May, I succeeded Erwin Potts as chairman of the board of directors. We are grateful that we continue to have Erwin's experienced voice on our board.

In September, Ted Mitchell, president of Occidental College in Los Angeles, joined our board of directors, bringing his keen intellect, energy and clear sense of the broad role corporations play in modern society.

We look forward to the continued contributions of these key executives and board members.

This has been a difficult financial year. We have been able to meet the challenge thanks to the commitment and efforts of all our employees, and we thank them for their dedicated service.

We are likewise grateful to you, our shareholders, for your commitment. We firmly believe the steady course we have charted and our focus on long-term strategies will result in a stronger, better and more valuable company.



Gary B. Pruitt
Chairman, President & CEO
March 1, 2002

financial review

quarterly results of operations
(unaudited)

The Company's business is somewhat seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year as a result of increased advertising activity during the spring holiday and Christmas periods. The first quarter is historically the weakest quarter for revenues and profits. The Company's quarterly results are summarized as follows (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001:				
Revenues-net	$263,698	$275,790	$263,843	$276,722
Operating income	34,291	48,413	41,143	49,992
Net income	10,527	12,343	14,228	20,899
Net income per common share	0.23	0.27	0.31	0.46
2000:				
Revenues-net	$266,585	$286,358	$279,182	$309,999
Operating income	47,003	64,155	57,444	65,228
Net income	15,800	24,830	21,588	26,712
Net income per common share	0.35	0.55	0.48	0.59

Earnings in the second quarter of 2001 include charges related to the writedown of certain Internet investments and a reserve for an environmental clean-up, which total 13 cents per share. Excluding these items, earnings were 40 cents per share in the 2001 second quarter.

eleven-year financial summary

(dollars in thousands, except per share amounts)	2001	2000	1999
Consolidated Income Statement Data:			
Revenues - Net:			
Advertising	$ 871,375	$ 926,745	$ 875,299
Circulation	168,462	175,429	175,638
Other	40,216	39,950	37,010
Total	1,080,053	1,142,124	1,087,947
Operating Expenses:			
Depreciation and amortization	109,330	109,487	106,884
Other costs and expenses	796,884	798,807	756,364
Total	906,214	908,294	863,248
Operating Income	173,839	233,830	224,699
Partnership (income) losses	(527)	60	850
Other nonoperating expenses (income)	53,664	62,750	63,588
Income Before Income Tax Provision	120,702	171,020	160,261
Income tax provision	62,705	82,090	77,729
Income before accounting changes	57,997	88,930	82,532
Loss from accounting changes			
Net Income	$ 57,997	$ 88,930	$ 82,532
Earnings Per Diluted Common Share:			
Income before accounting changes	$ 1.27	$ 1.97	$ 1.83
Accounting changes			
Net Income	$ 1.27	$ 1.97	$ 1.83
Dividends Per Common Share	$ 0.400	$ 0.400	$ 0.380
Consolidated Balance Sheet Data:			
Total assets	$2,104,160	$2,165,658	$2,204,028
Long-term bank debt	594,714	778,102	878,166
Stockholders' equity	998,165	958,851	879,666
Other Data:			
Operating income to revenues	16%	20%	21%
Net income to revenues	5%	8%	8%
Long-term bank debt to total capital	37%	45%	50%
EBITDA from continuing operations	$ 284,633	$ 345,184	$ 332,887
Book value per share	$ 21.89	$ 21.19	$ 19.57

Results in 2001 include charges totaling 13 cents per share for a writedown of certain Internet investments and an environmental reserve. Results in 1997 include a gain totaling 14 cents per share from the sale of various operations. Results in 1996 include a gain of four cents per share on the sale of various operations. Results for 1995 include a four cents per share charge related to early retirement programs, while 1994 includes a favorable tax adjustment of 16 cents per share. Results for 1992 include a four cents per share charge related to an early retirement program. The financial information also gives effect to various newspaper acquisitions in the eleven-year period, including The Star Tribune Company in 1998 and The News and Observer Publishing Company in 1995. This summary should be read in conjunction with the consolidated financial statements and notes thereto.

EBITDA from continuing operations represents earnings before interest, taxes, depreciation and amortization. It excludes the non-cash writedown of Internet investments of $10.6 million in 2001. We have presented EBITDA data, which we believe is comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for newspaper companies; however, there can be no assurances that it is comparable. EBITDA does not purport to represent cash provided by operating activities as reflected in our consolidated statements of cash flows and is not a measure of financial performance under generally accepted accounting principles. In addition, EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Management believes the presentation of EBITDA is relevant and useful because 1) it is a measurement utilized by lenders to measure our ability to service our debt, 2) it is a measurement utilized by industry analysts to determine a private market value of our newspapers, and 3) it is a measurement industry analysts utilize when determining our operating performance.

1998	1997	1996	1995	1994	1993	1992	1991
$ 756,052	$504,745	$484,460	$418,841	$368,068	$350,046	$345,574	$337,372
162,433	107,298	108,317	95,248	85,017	83,729	80,318	74,770
50,166	29,907	31,456	26,790	18,333	15,340	14,355	14,686
968,651	641,950	624,233	540,879	471,418	449,115	440,247	426,828
93,786	53,269	52,954	44,000	38,140	35,583	33,560	29,929
694,007	472,195	490,224	429,935	360,014	348,092	345,724	348,830
787,793	525,464	543,178	473,935	398,154	383,675	379,284	378,759
180,858	116,486	81,055	66,944	73,264	65,440	60,963	48,069
(1,450)	500	(3,024)	630	5,469	6,171	6,674	4,193
60,205	(1,005)	10,344	2,729	(3,166)	17	991	2,847
122,103	116,991	73,735	63,585	70,961	59,252	53,298	41,029
61,052	47,759	31,629	27,362	23,501	27,273	23,661	17,941
61,051	69,232	42,106	36,223	47,460	31,979	29,637	23,088
						(341)	
$ 61,051	$ 69,232	$ 42,106	$ 36,223	$ 47,460	$ 31,979	$ 29,296	$ 23,088
$ 1.41	$ 1.81	$ 1.11	$ 0.97	$ 1.28	$ 0.88	$ 0.83	$ 0.64
						(0.01)	
$ 1.41	$ 1.81	$ 1.11	$ 0.97	$ 1.28	$ 0.88	$ 0.82	$ 0.64
$ 0.380	$ 0.380	$ 0.323	$ 0.304	$ 0.264	$ 0.216	$ 0.172	$ 0.160
$2,248,430	$857,798	$878,952	$900,424	$589,533	$526,663	$492,315	$479,200
1,004,000	94,000	190,000	243,000	—	—	10,164	35,256
807,005	567,055	505,067	470,034	443,955	384,443	359,038	334,645
19%	18%	13%	12%	15%	15%	14%	12%
6%	11%	7%	7%	10%	7%	7%	6%
55%	14%	27%	34%	0%	0%	3%	10%
$ 278,709	$178,958	$140,010	$114,599	$109,134	$ 94,953	$ 87,778	$ 72,115
$ 18.05	$ 14.88	$ 13.37	$ 12.55	$ 11.88	$ 10.67	$ 9.99	$ 9.33

management's discussion

Overview

The Company owns and publishes 24 newspapers in four regions of the country – Minnesota, California, the Carolinas and the Northwest (Alaska and Washington). The newspapers range from large dailies serving metropolitan areas to non-daily newspapers serving small communities. For the year ended December 30, 2001, the Company had an average paid daily circulation of 1,387,176, Sunday circulation of 1,850,438 and non-daily circulation of 64,850.

While newspaper publishing remains the Company's core business, it is supplemented by a growing array of niche products and direct marketing initiatives, including direct mail. The Company also operates leading local websites and regional online portals in each of its 11 daily newspaper markets offering readers information, comprehensive news, advertising, e-commerce and other services.

Recent Events and Trends

The Company's net revenues in 2001 were $1.08 billion, down 5.4% from 2000, due primarily to a significant decline in employment classified advertising.

Newsprint is the major component of the Company's cost of raw materials and represented 18.2% of the Company's overall operating expenses in 2001. Consequently, the Company's earnings are sensitive to changes in newsprint prices. Newsprint prices began to rise with an October 1999 newsprint price increase, followed by April and September 2000 increases. As a result, newsprint expenses were higher in 2000 and through the third quarter of 2001 than in the comparable prior periods. Newsprint prices began to fall in late 2001 and have continued to decline in the first quarter of 2002.

See discussion below at Results of Operations for more information about the impact of revenue trends and newsprint prices on the Company's results.

During 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133 (Accounting for Derivative Instruments and Hedging Activities) which requires that all derivatives be carried at fair value on the balance sheet. This statement was effective in the Company's fiscal year 2001. The adoption of this statement did not materially impact the Company's financial results. See notes 2 and 9 to the consolidated financial statements.

Since 1995, the Company has made two large acquisitions - The Star Tribune Company and The News and Observer Publishing Company. A significant amount of the value of the assets purchased in these acquisitions were allocated to intangible assets, which the Company has been amortizing over periods ranging from three to 40 years.

In June 2001, the FASB approved for issuance SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 eliminates pooling of interest accounting for business combinations and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 141 is applicable to business combinations beginning July 1, 2001.

SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired in connection with a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. The Company adopted SFAS No. 142 on January 1, 2002 as required. The Company expects that the adoption of SFAS No. 142 will reduce the amortization expense recognized by the Company in fiscal year 2002 by approximately $34.6 million, and will reduce the effective income tax rate applied to the Company's income before taxes to an estimated rate of 39.7% in 2002.

Results of Operations

Fiscal 2001 Compared to Fiscal 2000

The Company's fiscal year included 52 weeks in 2001 versus 53 weeks in 2000, decreasing revenues and expenses, but having no material effect on net income. Net income in 2001 was $58.0 million, down 34.8%, or $1.27 per share, compared to 2000 earnings of $88.9 million, or $1.97 per share. The decline in earnings was primarily attributable to the fall off in advertising revenues which impacted the newspaper industry throughout 2001.

Revenues: Revenues in the fiscal year 2001 were $1.08 billion, down 5.4% from 2000, with advertising revenues down 6.0% to $871.4 million, and circulation revenues down 4.0% to $168.5 million. Excluding the 53rd week from 2000, management estimates that total revenues declined 3.9% and that advertising revenues were down 4.5%. Within advertising revenue, classified employment declined an estimated 28.3%. Excluding classified employment, total advertising revenue would have increased approximately 1.6% for the fiscal year 2001, on a 52-week comparable basis. Circulation revenues declined an estimated 2.1% on a 52-week comparable basis, primarily reflecting increased revenue sharing with carriers who are independent contractors (recorded as a reduction to revenues).

Revenues (in millions)

Advertising		
Retail	2000	$385
	2001	$374
Classified	2000	$395
	2001	$347
National	2000	$147
	2001	$150
Circulation	2000	$175
	2001	$168

Operating Revenues By Region (in thousands):

	2001	2000	% Change
Minnesota newspaper	$ 365,931	$ 402,907	(9.2)
California newspapers	362,858	373,405	(2.8)
Carolinas newspapers	177,551	189,230	(6.2)
Northwest newspapers	160,634	163,956	(2.0)
Non-newspaper operations	13,079	12,626	3.6
	$1,080,053	$1,142,124	(5.4)

Minnesota – The *Star Tribune* generated 33.9% of the Company's revenues. Total revenues at the *Star Tribune* declined by 9.2%, with total advertising revenue down 10.3% from 2000. The decline in advertising revenues was primarily attributable to a 20.1% decrease in classified advertising and a 14.5% decrease in national advertising. Within the classified category, employment advertising declined 36.9%, which was partially offset by a 27.2% increase in real estate advertising. Excluding the 53rd week in 2000, total revenues decreased approximately 7.8% with advertising revenues down an estimated 9.0%.

California – The Company's California newspapers - *The Sacramento Bee, The Fresno Bee* and *The Modesto Bee* - generated 33.6% of the Company's revenue. Total revenues at the three California Bee newspapers were down 2.8%, with total advertising revenue down 2.6%. The decline in advertising revenue was attributable to a 5.2% decrease in classified advertising and a 3.7% decrease in retail advertising. These declines were partially offset by a 7.6% increase in national advertising. Within classified advertising, employment declined by 15.1%, which was partially offset by an 11.2% gain in real estate advertising. Excluding the 53rd week in 2000, total revenues decreased approximately 1.2% with advertising revenues down an estimated 1.0%.

Carolinas – The Carolinas, which include four daily and ten community newspapers, generated 16.4% of the Company's revenue. Total revenue declined by 6.2% with advertising revenue down

7.4%. The decline in advertising revenue was attributable to a 14.8% decrease in classified advertising and a 1.8% decrease in retail advertising. Within classified advertising, employment declined by 37.1%, which was partially offset by an 8.6% increase in real estate advertising. Excluding the 53rd week in 2000, total revenues decreased approximately 4.8% with advertising revenues down an estimated 6.0%.

The Northwest – The Northwest newspapers generated 14.9% of the Company's revenues. Total revenue declined by 2.0%, with advertising revenue down 1.4%. The decline in advertising revenue is attributable to a 4.0% decrease in classified advertising and a 3.7% decrease in retail advertising. Within classified advertising, employment declined by 10.8% in this region. Excluding the 53rd week in 2000, total revenues decreased approximately 0.2% while advertising revenue increased by about 0.4%.

Non-Newspaper Operations – Revenues were up 3.6%, largely due to an 8.0% increase in revenue at The Newspaper Network (TNN), the Company's national sales and marketing subsidiary. Revenue growth at TNN was partially offset by declines in national online revenues at Nando Media, the Company's national online publishing operation. Total Internet revenues increased 18.3% in 2001 to $19.9 million, but are largely included in each newspaper's revenues. Excluding the 53rd week in 2000, total revenues at the Company's non-newspaper operations increased approximately 5.5%.

Operating Expenses: Total operating expenses decreased 0.2% to $906.2 million in 2001 and were up approximately 1.5% excluding the 53rd week in 2000. The largest increase in operating costs was in compensation which was up 0.6%, and up approximately 2.5% on a 52-week comparison. Newsprint and supplements declined 2.4% (down approximately 0.6% on a 52-week comparable basis). Newsprint usage decreased 8.4% from 2000, and was down an estimated 6.8% on a 52-week comparable basis. The lower usage reflects a combination of lower advertising activity and the conversion to a narrower page size at nine of the Company's 11 daily newspapers. However, higher newsprint prices throughout most of 2001 offset much of the effect of lower newsprint usage.

Non-Operating (Expenses) Income - Net: Interest expense decreased 31.9% to $44.0 million, compared to $64.7 million in 2000. This decrease reflects lower debt balances and falling interest rates. Non-operating expenses included a pre-tax charge of $10.6 million to write down certain Internet investments. The Company recorded $527,000 as its share of The Ponderay Newsprint Mill's (Ponderay) income versus a $60,000 loss in 2000. See note 1 to the consolidated financial statements for a discussion of the Company's investment in Ponderay.

Income Taxes: The Company's effective tax rate was 52.0% versus 48.0% in 2000 and primarily reflects lower income before tax, relative to a fixed amount of non-deductible expenses each year. The higher effective tax rate caused the Company's earnings to decline 10 cents per share in 2001.

Fiscal 2000 Compared to Fiscal 1999

The Company's fiscal year included 53 weeks in 2000 versus 52 weeks in 1999, increasing revenues and expenses, but having no material effect on net income. Net income in 2000 was up 7.8% to a record $88.9 million, or $1.97 per share, from 1999 earnings of $82.5 million, or $1.83 per share. Higher advertising revenues, primarily from the California and Carolinas regions, more than offset higher newsprint prices resulting in earnings growth.

Revenues: Revenues in fiscal year 2000 increased 5.0% to $1.14 billion, with advertising revenues up 5.9% to $926.7 million and circulation revenues down 0.1% to $175.4 million. Excluding the 53rd week in 2000, total revenues were up an estimated

3.3% with advertising revenues up about 4.2% and circulation revenues down approximately 2.1%.

Advertising revenue growth reflects a mix of rate increases and volume growth. The decline in circulation revenues largely reflects two actions. Many newspapers lowered the wholesale price of the newspaper to carriers to increase carrier profits and improve carrier retention. Secondly, *The Sacramento Bee* converted from employee delivery to contract carrier delivery in its outlying regions with the effect of saving compensation, while lowering circulation revenues.

Operating Revenues By Region (in thousands):

	2000	1999	% Change
Minnesota newspaper	$ 402,907	$ 395,943	1.8
California newspapers	373,405	344,882	8.3
Carolinas newspapers	189,230	177,634	6.5
Northwest newspapers	163,956	159,164	3.0
Non-newspaper operations	12,626	10,324	22.3
	$1,142,124	$1,087,947	5.0

Minnesota – The *Star Tribune* generated 35.3% of the Company's revenues. Total revenues at the *Star Tribune* were up 1.8%, while advertising revenues totaled $327.8 million, up 2.2% from 1999. Much of the *Star Tribune's* retail advertising was soft throughout 2000, particularly in the grocery category. However, retail preprint revenues grew 10.4% resulting in an overall increase of 1.5% in total retail advertising. National revenues increased 8.2% over 1999 and classified revenues were up 2.0%. Excluding the 53rd week in 2000, total revenues increased approximately 0.2% and advertising revenues were up about 0.8%.

California – The California newspapers generated 32.7% of the Company's revenues and posted the strongest revenue gain of any region. Total revenues at the California newspapers were up 8.3% and advertising revenues increased 9.8%. Advertising revenue growth was strong in all categories: retail up 7.4%, classified up 9.7% and national up 17.3%. Total revenue growth was slowed by a decline in circulation revenues of 1.1%, primarily reflecting the reasons discussed above. Excluding the 53rd week from 2000, total revenues and advertising revenues increased an estimated 6.5% and 8.1%, respectively.

Carolinas – The Carolinas newspapers' revenues represents 16.6% of the Company's revenues and were up 6.5%. Advertising revenues at the daily newspapers in the region totaled $148.2 million, up 7.6%. Like the California region, advertising revenues were strong across all categories: retail up 8.0%, classified up 5.6% and national up 6.6%. Excluding the 53rd week in 2000, total revenues were up about 5.0% and advertising revenues grew approximately 6.1%.

The Northwest – The Northwest newspapers generated 14.4% of total Company revenues. Total revenues increased 3.0% and advertising revenues grew 4.7%. Advertising revenue growth was led by classified which was up 7.3% over 1999, while retail and national were each up 1.8%. Excluding the 53rd week, total revenues were up about 1.1% and advertising was up approximately 3.2%. These slower rates of growth reflect tougher comparisons to 1999 when this was the Company's fastest growing region in terms of revenues.

Non-Newspaper Operations – Revenues primarily reflect those at TNN, where revenues increased 19.5%, and Nando Media, where revenues grew 52.1%. Excluding the 53rd week, revenues at these operations grew approximately 20.1%.

Operating Expenses: Total operating expenses increased 5.2% over 1999 and were up approximately 3.4% excluding the 53rd week. The largest increase in operating costs were in newsprint and supplements, up 10.7% (up approximately 8.7% on a 52-week comparable basis). Most of this increase was attributable to the newsprint price increases discussed above. Newsprint usage increased 2.8% over 1999, and was up an estimated 1.0% on a 52-week comparable basis. Excluding newsprint, total operating expenses increased 4.3% (about 2.5% on 52-week basis) led by compensation costs and costs associated with new products.

Non-Operating (Expenses) Income - Net: Interest expense declined 1.6% to $64.7 million. The Company's debt was down substantially in 2000, but higher interest rates had an offsetting impact on the Company's debt service costs. The Company's share of losses from the Ponderay mill was down $790,000 from 1999 due primarily to higher newsprint prices.

Income Taxes: The Company's effective tax rate was 48.0% in 2000, down from the 1999 rate of 48.5%, due to income before taxes growing relative to a set amount of non-deductible expenses.

Liquidity and Capital Resources

The Company's cash and cash equivalents were $18.9 million at December 30, 2001, versus $10.7 million at the end of 2000. The Company generated $197.0 million of cash from operating activities in 2001 and has generated an aggregate of $543.0 million over the last three years. The major uses of cash over the three-year period have been to repay debt, to purchase property, plant and equipment and to pay dividends. In 2001, the Company repaid $141.0 million of bank debt and has repaid $366.0 million over the last three years. The Company paid $18.2 million in dividends in 2001, while proceeds from issuing Class A stock under employee stock plans totaled $9.8 million. See the Company's Statement of Cash Flows on page 28.

The Company expended a total of $37.1 million in 2001 for capital projects and equipment to improve productivity, keep pace with new technology and maintain existing operations. Capital expenditures over the last three years have totaled $132.5 million and planned expenditures in 2002 are estimated to be between $30 million and $35 million at existing facilities.

See notes 1 and 7 to the consolidated financial statements for a discussion of the Company's commitments to Ponderay.

Cash Flow From Operations and Capital Expenditures (in millions)


$200
150
100
50
0
$117.4
$197.0
$23.2
$37.1
97
98
99
00
01

• *Cash Flow* • *Capital Expenditures*

A syndicate of banks and financial institutions provided the bank debt financing for the 1998 acquisition of The Star Tribune Company under a Bank Credit Agreement (Credit Agreement). At December 30, 2001, the Company's bank debt includes term loans consisting of Tranche A of $404 million bearing interest at the London Interbank Offered Rate (LIBOR) plus 62.5 basis points, payable in increasing quarterly installments through March 21, 2005, and Tranche B of $181 million bearing interest at LIBOR plus 150 basis points and payable in semi-annual installments through September 19, 2007. A revolving credit line of up to $200 million bears interest at LIBOR plus 62.5 basis points and is payable by March 19, 2005. Interest rates applicable to debt drawn down at December 30, 2001, ranged from 2.6% to 3.9%.

The terms of the Credit Agreement include certain operating and financial restrictions, such as limits on the Company's ability to incur additional debt, create liens, sell assets, engage in mergers, make investments and pay dividends. The debt is unsecured and is pre-payable without penalty.

At December 30, 2001, the Company had outstanding letters of credit totaling $7.8 million securing estimated obligations stemming from workers' compensation claims and other contingent claims. The Company had $139.4 million of available credit under its current Credit Agreement at December 30, 2001.

The Company does not have, nor does it intend to enter into, derivative contracts for trading purposes. The Company has not attempted to hedge fluctuations in the normal purchases of goods and services used to conduct its business operations. Currently there is no intent to hedge or enter into contracts with embedded derivatives for the purchase of newsprint, ink, and other inventories, leases of equipment and facilities, or its business insurance contracts.

The Company utilizes interest rate protection agreements to help maintain the overall interest rate risk parameters set by management. None of these agreements were entered into for trading purposes. The Company has three interest rate swap agreements designated as cash flow hedges specifically designed to hedge interest rate fluctuations on $200 million of its variable rate bank debt through June 2002, and $100 million through June 2003. The effect of these agreements is to fix the LIBOR interest rate exposure at approximately 5.9% on that portion of the Company's term loans.

Two additional interest rate swap agreements were entered into in the fourth quarter of 2001 to replace the $200 million swap agreement which expires in 2002. The first is an agreement for $100 million at a fixed interest rate of 3.4%, beginning in June 2002 and expiring in June 2003. The second is an agreement for $100 million at a fixed interest rate of 3.8% beginning in June 2002 and expiring in June 2004.

The five swap instruments were entered into to match the significant terms of the underlying debt to provide highly effective hedges. The effect of these hedges is to have fixed rate swap agreements through June 2003 hedging $300 million of debt and to have fixed rate swap agreements from June 2003 through June 2004 hedging $100 million of debt.

While the Company expects that most of its free cash flow generated from operations in 2002 and in the foreseeable future will be used to repay debt, management believes that the Company's operating cash flow and its credit facilities as described above are adequate to meet its liquidity needs, including currently planned capital expenditures and other investments.

Forward Looking Information

This report contains "forward-looking statements" that are based upon management's current expectations and knowledge of factors impacting the Company's business, and are subject to risks, trends and uncertainties. Forward-looking statements are generally preceded by, followed by or are a part of sentences that include the words "believes," "estimates," "expects," "anticipates" or similar expressions. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company, and could cause those future results to differ materially from those expressed in the forward-looking statements: general economic, market or business conditions, especially in any of the markets where the Company operates newspapers; changes in newsprint prices and/or printing and distribution costs from anticipated levels; changes in interest rates; increased competition from other forms of media in the Company's markets; increased consolidation among major retailers in the Company's newspaper markets or other events depressing the level of advertising; changes in the Company's ability to negotiate and obtain favorable terms under collective bargaining arrangements with its employees; other occurrences leading to decreased circulation and diminished revenues from both display and classified advertising; and other factors, many of which are beyond the Company's control.

consolidated statement of income

(in thousands, except per share amounts)	Year Ended December 30, 2001	December 31, 2000	December 26, 1999
Revenues — Net			
Newspapers:			
Advertising	$ 871,375	$ 926,745	$ 875,299
Circulation	168,462	175,429	175,638
Other	27,137	27,324	26,686
	1,066,974	1,129,498	1,077,623
Non-newspapers	13,079	12,626	10,324
	1,080,053	1,142,124	1,087,947
Operating Expenses			
Compensation	428,800	426,175	410,636
Newsprint and supplements	165,252	169,339	153,025
Depreciation and amortization	109,330	109,487	106,884
Other operating expenses	202,832	203,293	192,703
	906,214	908,294	863,248
Operating Income	173,839	233,830	224,699
Non-Operating (Expenses) Income			
Interest expense	(44,045)	(64,677)	(65,742)
Investment income	523	1,058	699
Partnership income (loss)	527	(60)	(850)
Loss on Internet investments	(10,556)	—	—
Other — net	414	869	1,455
	(53,137)	(62,810)	(64,438)
Income Before Income Tax Provision	120,702	171,020	160,261
Income Tax Provision	62,705	82,090	77,729
Net Income	$ 57,997	$ 88,930	$ 82,532
Net Income per Common Share:			
Basic	$ 1.28	$ 1.97	$ 1.84
Diluted	$ 1.27	$ 1.97	$ 1.83
Weighted Average Number of Common Shares:			
Basic	45,468	45,100	44,835
Diluted	45,616	45,243	45,015

See notes to consolidated financial statements.

consolidated balance sheet

(in thousands, except share amounts)	December 30, 2001	December 31, 2000
Assets		
Current Assets		
Cash	$ 18,883	$ 10,654
Trade receivables (less allowances of $5,228 in 2001 and $4,219 in 2000)	187,273	184,314
Other receivables	3,444	2,252
Newsprint, ink and other inventories	14,127	16,355
Deferred income taxes	18,100	15,815
Other current assets	6,540	6,148
	248,367	235,538
Property, Plant and Equipment		
Buildings and improvements	222,429	211,864
Equipment	503,149	493,392
	725,578	705,256
Less accumulated depreciation	(383,070)	(351,135)
	342,508	354,121
Land	52,817	52,400
Construction in progress	16,682	25,165
	412,007	431,686
Intangibles — Net	1,341,559	1,395,265
Other Assets	102,227	103,169
Total Assets	$2,104,160	$2,165,658
Liabilities and Stockholders' Equity		
Current Liabilities		
Current portion of bank debt	$ 43,286	$ 898
Accounts payable	129,887	100,313
Accrued compensation	62,532	58,327
Income taxes	10,558	6,183
Unearned revenue	37,237	35,201
Carrier deposits	2,963	2,961
Other accrued liabilities	21,240	23,452
	307,703	227,335
Long-Term Bank Debt	594,714	778,102
Other Long-Term Obligations	92,985	73,571
Deferred Income Taxes	110,593	127,799
Commitments and Contingencies (Note 7)		
Stockholders' Equity		
Common stock $.01 par value:		
Class A — authorized 100,000,000 shares, issued 18,944,566 in 2001 and 18,044,571 in 2000	189	180
Class B — authorized 60,000,000 shares, issued 26,648,647 in 2001 and 27,199,955 in 2000	267	272
Additional paid-in capital	296,220	284,998
Retained earnings	713,201	673,401
Accumulated other comprehensive loss	(11,712)	—
	998,165	958,851
Total Liabilities and Stockholders' Equity	$2,104,160	$2,165,658

See notes to consolidated financial statements.

consolidated statement of cash flows

(in thousands)	Year Ended December 30, 2001	December 31, 2000	December 26, 1999
Cash Flows from Operating Activities:			
Net income	$ 57,997	$ 88,930	$ 82,532
Reconciliation to net cash provided:			
Depreciation and amortization	111,803	112,013	110,353
Deferred income taxes	(11,683)	(4,319)	(6,312)
Partnership (income) losses	(527)	60	850
Changes in certain assets and liabilities — net	28,056	(15,732)	(23,951)
Loss on Internet investments	10,556	—	—
Other	749	1,462	187
Net cash provided by operating activities	196,951	182,414	163,659
Cash Flows from Investing Activities:			
Purchases of property, plant and equipment	(37,051)	(45,691)	(49,724)
Other — net	(2,231)	2,464	(5,416)
Net cash used by investing activities	(39,282)	(43,227)	(55,140)
Cash Flows from Financing Activities:			
Repayment of long-term debt	(141,000)	(119,000)	(106,000)
Payment of cash dividends	(18,197)	(18,053)	(17,043)
Other — principally stock issuances	9,757	7,279	6,115
Net cash used by financing activities	(149,440)	(129,774)	(116,928)
Net Change in Cash and Cash Equivalents	8,229	9,413	(8,409)
Cash and Cash Equivalents, Beginning of Year	10,654	1,241	9,650
Cash and Cash Equivalents, End of Year	$ 18,883	$ 10,654	$ 1,241

See notes to consolidated financial statements.

consolidated statement of stockholders' equity

(in thousands, except share and per share amounts)	Par Value Class A	Par Value Class B	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Losses	Total
Balances, December 27, 1998	$160	$287	$269,523	$537,035		$807,005
Net income				82,532		82,532
Dividends paid ($.38 share)				(17,043)		(17,043)
Conversion of 166,500 Class B shares to Class A	2	(2)				—
Issuance of 268,239 Class A shares under stock plans	2		6,113			6,115
Tax benefit from stock plans			1,057			1,057
Balances, December 26, 1999	164	285	276,693	602,524		879,666
Net income				88,930		88,930
Dividends paid ($.40 share)				(18,053)		(18,053)
Conversion of 1,289,457 Class B shares to Class A	13	(13)				—
Issuance of 286,612 Class A shares under stock plans	3		7,276			7,279
Tax benefit from stock plans			1,029			1,029
Balances, December 31, 2000	180	272	284,998	673,401		958,851
Net income				57,997		57,997
Fair value of SWAPs January 1, 2001					$ (377)	
Change in fair value of SWAPs					(4,008)	
Minimum pension liability					(7,327)	
Other comprehensive loss					(11,712)	(11,712)
Total comprehensive income						46,285
Dividends paid ($.40 share)				(18,197)		(18,197)
Conversion of 551,308 Class B shares to Class A	5	(5)				—
Issuance of 348,687 Class A shares under stock plans	4		9,753			9,757
Tax benefit from stock plans			1,469			1,469
Balances, December 30, 2001	$189	$267	$296,220	$713,201	$(11,712)	$998,165

See notes to consolidated financial statements.

notes to consolidated financial statements

Note 1. Significant Accounting Policies
The McClatchy Company (the "Company") and its subsidiaries are engaged primarily in the publication of newspapers located in Minnesota, California, the Northwest (Washington and Alaska) and the Carolinas.

The consolidated financial statements include the Company and its subsidiaries. Significant inter-company items and transactions are eliminated. In preparing the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition – Advertising revenues are recorded when advertisements are placed in the newspaper and circulation revenues are recorded as newspapers are delivered over the subscription term. Unearned revenues represent prepaid circulation subscriptions.

Cash equivalents are highly liquid debt investments with maturities of three months or less when acquired.

Concentrations of credit risks – Financial instruments which potentially subject the Company to concentrations of credit risks are principally cash and cash equivalents and trade accounts receivables. Cash and cash equivalents are placed with major financial institutions. Accounts receivable are with customers located primarily in the immediate area of each city of publication. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company's concentration of risk with respect to trade accounts receivable.

Inventories are stated at the lower of cost (based principally on the first-in, first-out method) or current market value.

Related party transactions – The Company owns a 13.5% interest in Ponderay Newsprint Company ("Ponderay") which owns and operates a newsprint mill in the State of Washington. The investment is accounted for using the equity method, under which the Company's share of earnings of Ponderay is reflected in income as earned. The Company guarantees certain bank debt used to construct the mill (see note 7) and is required to purchase 28,400 metric tons of annual production on a "take-if-tendered" basis at prevailing market prices until the debt is repaid. The Company satisfies this obligation by direct purchase (2001: $10,802,000, 2000: $16,497,000 and 1999: $14,055,000) or reallocation to other buyers.

Property, plant and equipment are stated at cost. Major improvements, as well as interest incurred during construction, are capitalized.

Depreciation is computed generally on a straight-line basis over estimated useful lives of:

- 10 to 60 years for buildings
- 9 to 25 years for presses
- 3 to 15 years for other equipment

Intangibles consist of the unamortized excess of the cost of acquiring newspaper operations over the fair values of the newspapers' tangible assets at the date of purchase. Identifiable intangible assets, consisting primarily of lists of advertisers and subscribers, covenants not to compete and commercial printing contracts, are amortized over three to forty years. The excess of purchase prices over identifiable assets is amortized over forty years. Management periodically evaluates the recoverability of intangible assets by reviewing the current and projected cash flows of each of its newspaper operations. See note 10.

Stock-based compensation – The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

Derivative instruments – The Company records its derivative instruments, primarily interest rate protection agreements, at fair value in its financial statements. See notes 2 and 9.

Deferred income taxes result from temporary differences between amounts of assets and liabilities reported for financial and income tax reporting purposes. See note 3.

Comprehensive income (loss) – The Company records changes in its net assets presented from non-owner sources in its Statement of Stockholders' Equity. Such changes relate primarily to valuing its interest rate protection agreements and pension liabilities, net of tax effects.

Segment reporting – The Company's primary business is the publication of newspapers. The Company aggregates its newspapers into a single segment because each has similar economic characteristics, products, customers and distribution methods.

Earnings per share (EPS) – Basic EPS excludes dilution and reflects income divided by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of outstanding shares of common stock and dilutive common stock equivalents (stock options - equivalents calculated using the treasury stock method, no adjustment to net income required) in the period. See note 8.

Note 2. Long-Term Bank Debt and Other Long-Term Obligations

The Company's Credit Agreement includes term loans consisting of Tranche A of $404,000,000 bearing interest at the London Interbank Offered Rate (LIBOR) plus 62.5 basis points, payable in increasing quarterly installments through March 21, 2005, and Tranche B of $181,000,000 bearing interest at LIBOR plus 150 basis points and payable in semi-annual installments through September 19, 2007. A revolving credit line of up to $200,000,000 bears interest at LIBOR plus 62.5 basis points and is payable by March 19, 2005. Interest rates applicable to debt drawn down at December 30, 2001, ranged from 2.6% to 3.9%.

The terms of the Credit Agreement include certain operating and financial restrictions, such as limits on the Company's ability to incur additional debt, create liens, sell assets, engage in mergers, make investments and pay dividends. The debt is unsecured and is pre-payable without penalty.

At December 30, 2001 the Company had outstanding letters of credit totaling $7,841,000 securing estimated obligations stemming from workers' compensation claims and other contingent claims.

The Company does not have, nor does it intend to enter into, derivative contracts for trading purposes. The Company has not attempted to hedge fluctuations in the normal purchases of goods and services used to conduct its business operations. Currently there is no intent to hedge or enter into contracts with embedded derivatives for the purchase of newsprint, ink, and other inventories, leases of equipment and facilities, or its business insurance contracts.

The Company has three interest rate swap agreements designated as cash flow hedges specifically designed to hedge the variability in the expected cash flows that are attributable to interest rate fluctuations on $200,000,000 of its variable rate bank debt through June 2002, and $100,000,000 through June 2003. The effect of these agreements is to fix the LIBOR interest rate exposure at approximately 5.9% on that portion of the Company's term loans.

Two additional interest rate swap agreements were entered into in the fourth quarter of 2001 to replace the $200,000,000 swap agreement which expires in 2002. The first is an agreement for $100,000,000 at a fixed interest rate of 3.4%, beginning in June 2002 and expiring in June 2003. The second is an agreement for $100,000,000 at a fixed interest rate of 3.8% beginning in June 2002 and expiring in June 2004.

The five swap instruments provide for payments of interest at the fixed rates and receipt of interest at variable rates which are reset to three-month LIBOR rates quarterly. Net payments or receipts under the agreements are recorded as adjustments to interest expense. The swaps were entered into to match the significant terms of the underlying debt to provide highly effective hedges.

The effect of these hedges is to have fixed rate swap agreements through June 2003 hedging $300,000,000 of debt and to have fixed rate swap agreements from June 2003 through June 2004 hedging $100,000,000 of debt.

No gain or loss has been recorded in net income as a result of ineffectiveness of these hedges. A loss, net of taxes, of $4,385,000 is recorded in comprehensive income related to these hedges - see the Company's Consolidated Statement of Stockholders' Equity.

At the end of 2001 and 2000, long-term debt consisted of (in thousands):

	Dec. 30, 2001	Dec. 31, 2000
Term loans	$585,000	$669,000
Revolving credit line	53,000	110,000
Total indebtedness	638,000	779,000
Less current portion	43,286	898
Long-term indebtedness	$594,714	$778,102

Long-term debt matures as follows (in thousands):

2003	$116,381
2004	160,619
2005	153,861
2006	40,011
2007	123,842
	$594,714

Other long-term obligations consist of (in thousands):

	Dec. 30, 2001	Dec. 31, 2000
Pension obligations	$66,819	$49,377
Post retirement benefits obligation	12,891	14,474
Deferred compensation and other	13,275	9,720
Total other long-term obligations	$92,985	$73,571

Note 3. Income Taxes

Income tax provisions consist of (in thousands):

	Year Ended		
	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Current:			
Federal	$60,924	$71,785	$72,306
State	13,464	14,624	16,433
Deferred:			
Federal	(9,702)	(3,913)	(9,855)
State	(1,981)	(406)	(1,155)
Income tax provision	$62,705	$82,090	$77,729

The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	Year Ended		
	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Statutory rate	35%	35%	35%
State taxes, net of federal benefit	6%	6%	6%
Amortization of intangibles	11%	7%	7%
Effective tax rate	52%	48%	48%

The components of deferred tax liabilities (benefits) recorded in the Company's Consolidated Balance Sheet on December 30, 2001 and December 31, 2000 are (in thousands):

	2001	2000
Depreciation and amortization	$ 99,113	$106,952
Partnership losses	1,701	6,273
State taxes	9,814	9,596
Deferred compensation	(13,618)	(10,453)
Market-to-market of interest rate swaps	(2,923)	—
Other	(1,594)	(384)
Deferred tax liability (net of $18,100 in 2001 and $15,815 in 2000 reported as current assets)	$ 92,493	$111,984

Note 4. Intangibles

Intangibles consist of (in thousands):

	Dec. 30, 2001	Dec. 31, 2000
Identifiable intangible assets, primarily customer lists	$ 286,304	$ 283,465
Excess purchase prices over identifiable intangible assets	1,391,864	1,391,864
Total	1,678,168	1,675,329
Less accumulated amortization	336,609	280,064
Intangibles — net	$1,341,559	$1,395,265

Note 5. Employee Benefits

The Company sponsors defined benefit pension plans (retirement plans) which cover a majority of its employees. Benefits are based on years of service and compensation. Contributions to the plans are made by the Company in amounts deemed necessary to provide benefits. Plan assets consist primarily of investments in marketable securities including common stocks, bonds and U.S. government obligations, and other interest bearing accounts. The Company contributed $1,999,000 in 2001, $1,855,000 in 2002 and $1,600,000 in 1999 to multi-employer retirement plans.

The Company also has a number of supplemental retirement plans to provide key employees with additional retirement benefits. The terms of the plans are generally the same as those of the retirement plans, except that the supplemental retirement plans are limited to key employees and benefits under them are reduced by benefits received under the retirement plans. These plans are funded on a pay-as-you-go basis and the accrued pension obligation is included in other long-term obligations.

The elements of pension costs are as follows (in thousands):

	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Cost of benefits earned during the year	$ 12,582	$ 11,796	$ 14,710
Interest on projected benefit obligation	28,051	26,215	24,939
Expected return on plan assets	(40,533)	(39,126)	(34,789)
Prior service cost amortization	940	754	742
Actuarial gain	(1,381)	(2,305)	(24)
Transition amount amortization	(547)	(547)	(547)
Net pension (income) expense	$ (888)	$ (3,213)	$ 5,031

The Company also provides or subsidizes certain retiree health care and life insurance benefits under two plans, one for employees of McClatchy Newspapers, Inc. and one for The Star Tribune Company's employees. The elements of post-retirement expenses are as follows (in thousands):

	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Service	$ 442	$ 409	$ 469
Interest	982	955	876
Actuarial gain	(775)	(852)	(806)
Net post-retirement benefit expense	$ 649	$ 512	$ 539

A reconciliation of the plans' benefit obligations, fair value of assets, funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 30, 2001 and December 31, 2000 are as follows (in thousands):

	Retirement Plans		Post-retirement Plans	
	2001	2000	2001	2000
Change in benefit obligations:				
Beginning of year	$363,843	$333,313	$ 12,117	$ 11,543
Service cost	12,582	11,796	442	409
Interest costs	28,051	26,215	982	955
Plan amendments	1,132	1,621	—	—
Actuarial loss	14,029	14,268	915	779
Participant contributions	—	—	321	313
Benefits paid	(19,303)	(23,370)	(2,243)	(1,882)
End of year	400,334	363,843	12,534	12,117
Change in fair market value of assets:				
Beginning of year	401,791	441,445	—	—
Return on assets	(21,892)	(22,025)	—	—
Contributions	1,117	5,742	2,243	1,882
Benefit payments	(19,303)	(23,370)	(2,243)	(1,882)
End of year	361,713	401,792	—	—
Funded status	(38,621)	37,949	(12,534)	(12,117)
Unrecognized net gain	60,344	(17,492)	(1,511)	(3,086)
Transition asset	—	(547)	—	—
Prior service costs	5,222	5,030	(657)	(770)
Prepaid (accrued) cost	$ 26,945	$ 24,940	$(14,702)	$(15,973)
Amounts recognized:				
Prepaid benefit cost	$ 78,192	$ 72,189	—	—
Accrued benefit liability	(51,246)	(47,249)	$(14,702)	$(15,973)
Additional liability	(14,964)	(599)	—	—
Intangible asset	2,751	599	—	—
Accumulated other comprehensive income	12,212	—	—	—
Net amount recognized	$ 26,945	$ 24,940	$(14,702)	$(15,973)

Weighted average assumptions used for valuing benefit obligations were:

	2001	2000
Retirement and Post-retirement Plans:		
Discount rate in determining benefit obligation	7.5%	7.75%
Retirement Plans:		
Expected long-term rate of return on assets	9.5%	9.5%
Rates of compensation increase	3.0%–5.0%	3.0%–5.0%

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets were $72,088,000, $67,606,000 and $45,286,000 respectively, as of December 30, 2001 and $16,060,000, $15,806,000 and $0, respectively, as of December 31, 2000.

For the McClatchy Newspapers, Inc. post-retirement plan (benefit obligation of $4.5 million, income of $282,000), the medical care cost trend rates are estimated to decline from 7.25% in 2001 to 5.8% by the year 2002. A 1.0% change in the assumed health care cost trend rate would have changed the benefit obligation and the annual service cost only nominally. For the *Star Tribune* post-retirement plan, the medical cost trend rates are expected to decline from 7.0% in 2001 to 5.5% by the year 2004. For the *Star Tribune's* plan (benefit obligation of $8.1 million and expense of $931,000), a 1.0% change in the assumed health care cost trend rate would have increased the benefit obligation and expense by $791,000 and $125,000 respectively, and decreased each by $697,000 and $109,000, respectively.

The Company has deferred compensation plans (401(k) plans and other savings plans) which enable qualified employees to voluntarily defer compensation. The Company's mandatory matching contributions to the 401(k) plans were $6,494,000 in 2001, $6,198,000 in 2000, and $6,232,000 in 1999.

Note 6. Cash Flow Information

Cash paid during the years ended December 30, 2001, December 31, 2000 and December 26, 1999 for interest and income taxes were (in thousands):

	2001	2000	1999
Interest paid (net of amount capitalized)	$45,401	$62,590	$ 63,003
Income taxes paid (net of refunds)	68,545	91,144	100,258

Cash provided or used by operations was affected by changes in certain assets and liabilities were as follows (in thousands):

	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Increase (decrease) in assets:			
Trade receivables	$ 2,959	$ 14,391	$ 20,238
Inventories	(2,228)	1,579	(1,811)
Other assets	8,467	7,139	5,464
Total	9,198	23,109	23,891
Increase (decrease) in liabilities:			
Accounts payable	29,574	14,086	17,869
Accrued compensation	2,010	(3,048)	(7,132)
Income taxes	4,375	(5,764)	(17,275)
Other liabilities	1,295	2,103	6,478
Total	37,254	7,377	(60)
Net cash increase (decrease) from changes in certain assets and liabilities	$28,056	$(15,732)	$(23,951)

Note 7. Commitments and Contingencies
The Company guarantees $20,221,000 of bank debt, of which $16,875,000 related primarily to its joint venture in the Ponderay newsprint mill.

The Company and its subsidiaries rent certain facilities and equipment under operating leases expiring at various dates through March 2010. Total rental expense amounted to $6,427,914 in 2001, $5,714,000 in 2000, and $5,862,000 in 1999. Minimum rental commitments under operating leases with non-cancelable terms in excess of one year are (in thousands):

2002	$ 5,983
2003	4,714
2004	2,639
2005	1,201
2006	681
Thereafter	804
Total	$16,022

There are libel and other legal actions that have arisen in the ordinary course of business and are pending against the Company. From time to time, the Company is involved as a party in various governmental proceedings, including environmental matters. Management believes, after reviewing such actions with counsel, that the outcome of pending actions will not have a material adverse effect on the Company's consolidated results of operations or financial position.

Note 8. Common Stock and Stock Plans
The Company's Class A and Class B common stock participate equally in dividends. Holders of Class B common stock are entitled to one vote per share and to elect as a class 75% of the Board of Directors, rounded down to the nearest whole number. Holders of Class A common stock are entitled to one-tenth of a vote per share and to elect as a class 25% of the Board of Directors, rounded up to the nearest whole number. Class B common stock is convertible at the option of the holder into Class A common stock on a share-for-share basis.

At December 30, 2001, the Company has six stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. No significant amounts of compensation costs have been recognized for its fixed stock option plans and its stock purchase plan.

The Company's Amended Employee Stock Purchase Plan (the Purchase Plan) reserved 1,875,000 shares of Class A common stock for issuance to employees. Eligible employees may purchase shares at 85% of "fair market value" (as defined) through payroll deductions. The Purchase Plan can be automatically terminated by the Company at any time. As of December 30, 2001, a total of 1,148,653 shares of Class A common stock have been issued under the Purchase Plan.

The Company has three stock option plans which reserve 4,812,500 Class A common shares for issuance to key employees - the 1987, 1994 and 1997 plans ("Employee Plans"). Terms of each of the Employee Plans are substantially the same. Options are granted at the market price of the Class A common stock on the date of grant. The options vest in installments over four years, and once vested are exercisable up to 10 years from the date of grant. Although the plans permit the Company, at its sole discretion, to settle unexercised options by granting stock appreciation rights, the Company does not intend to avail itself of this alternative except in limited circumstances.

The Company's two amended and restated stock option plans for outside directors (the 1990 Stock Option Plan and the 2001 Director Plan, together the "Directors' Plans") provide for the issuance of up to 687,500 shares of Class A stock. Under these plans each non-employee director is granted an option to purchase at fair market value at the conclusion of each regular annual meeting of stockholders 2,500 shares of Class A stock. Terms of the Directors' Plans are similar to the terms of the Employee Plans. Outstanding options are summarized as follows:

	Options	Weighted Average Exercise Price
Outstanding December 27, 1998	1,340,284	$25.16
Granted	417,500	$40.09
Exercised	(161,615)	$17.57
Forfeited	(12,591)	$24.14
Outstanding December 26, 1999	1,583,578	$29.88
Granted	513,000	$39.35
Exercised	(190,184)	$22.30
Forfeited	(63,312)	$34.42
Outstanding December 31, 2000	1,843,082	$33.14
Granted	574,500	$45.38
Exercised	(250,027)	$25.31
Forfeited	(111,500)	$38.38
Outstanding December 30, 2001	2,056,055	$37.23

Options exercisable:	
December 26, 1999	446,852
December 31, 2000	542,468
December 30, 2001	612,055

The following tables summarize information about fixed stock options outstanding in the stock plans at December 30, 2001:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 7.62–$32.88	731,555	5.90	$27.80	514,930	$26.37
$33.56–$39.89	60,500	8.34	$37.79	14,500	$36.47
$40.38–$40.38	709,500	8.51	$40.38	81,000	$40.38
$40.88–$45.98	554,500	9.89	$45.59	1,625	$40.88

Had compensation costs for the Company's six stock-based compensation plans been determined based upon the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	2001	2000	1999
Net income:			
As reported	$57,997	$88,930	$82,532
Pro forma	$55,581	$86,519	$80,684
Earnings per common share:			
As reported			
Basic	$ 1.28	$ 1.97	$ 1.84
Diluted	$ 1.27	$ 1.97	$ 1.83
Pro forma			
Basic	$ 1.22	$ 1.92	$ 1.80
Diluted	$ 1.22	$ 1.91	$ 1.79

The impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 2001, 2000 and 1999 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

Compensation costs are calculated for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 2001, 2000 and 1999 respectively: dividend yield of 1.0% to 1.4% for all years; an expected life of one to seven years for all years; expected volatility of .2691, .2732 and .2862; and risk-free interest rates of 2.1% to 5.5% in 2001, 5.3% to 6.8% in 2000, and 5.4% to 6.3% in 1999. The weighted-average fair value of those purchase rights granted in 2001, 2000, and 1999 was $13.27, $12.18 and $13.43.

Note 9. Fair Value of Financial Instruments and Derivative Disclosures

The following estimates were developed using available market data for instruments held as of December 30, 2001 and December 31, 2000 (in thousands):

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 18,883	$ 18,883	$ 10,654	$ 10,654
Long-term debt	(594,715)	(594,715)	(778,102)	(778,102)
Interest rate protection agreements	(7,308)	(7,308)	—	(629)

The Company does not have, nor does it intend to enter into derivative contracts for trading purposes. The Company does not attempt to hedge fluctuations in the normal purchases of goods and services used to conduct its business operations. Hence, there is no intent to hedge or enter into contracts with embedded derivatives for the purchase of newsprint, ink and other inventories, leases of equipment and facilities, or its business insurance contracts.

The Company's five interest rate swap agreements (see note 2) are designated as cash flow hedges and are specifically designed to hedge the variability in the expected cash flows that is attributable to interest rate fluctuations on $300,000,000 of its variable rate bank debt in 2001 through 2003, and $100,000,000 from 2003 through 2004. The swaps were entered into to match the significant terms of the debt to provide highly effective hedges.

The Company does not expect any significant net gain or loss to be recognized in earnings as a result of ineffectiveness of its cash flow hedges, nor any significant impact to its consolidated statement of financial position to result from recording the fair value of its cash flow hedges in its consolidated financial statements.

Note 10. New Accounting Pronouncements Affecting Future Years

In June 2001, the Financial Accounting Standards Board approved for issuance SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 eliminates pooling of interest accounting for business combinations and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 141 is applicable to business combinations beginning July 1, 2001.

SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired in connection with a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. The Company adopted SFAS No. 142 on January 1, 2002 as required. The Company expects that the adoption of SFAS No. 142 will reduce the amortization expense recognized by the Company in fiscal year 2002 by approximately $34.6 million, and will reduce the effective income tax rate applied to the Company's income before taxes to an estimated rate of 39.7% in 2002.

management's responsibility for financial information

The McClatchy Company management is responsible for the preparation and accuracy of the consolidated financial statements and other information included in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

In meeting its responsibility for the reliability of the financial statements, the Company depends on its system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures and an internal audit department. The Company's independent auditor, Deloitte & Touche LLP, has audited the accompanying financial statements and tested the accounting records as described in their report on page 40.

The Board of Directors reviews the financial statements and reporting practices of the Company through its Audit Committee, which is composed entirely of directors who are not officers or employees of the Company. The committee meets regularly with the independent auditor, internal auditors and management to discuss audit scope and results and to consider internal control and financial reporting matters. Both the independent and internal auditors have unrestricted access to the Audit Committee. The entire Board of Directors reviews the Company's financial performance and financial plan.



Gary Pruitt
Chairman, President and Chief Executive Officer
January 25, 2002



Patrick J. Talamantes
Vice President, Finance, Treasurer and Chief Financial Officer
January 25, 2002

independent auditor's report

The McClatchy Company:

We have audited the accompanying consolidated balance sheet of The McClatchy Company and its subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The McClatchy Company and its subsidiaries at December 30, 2001 and December 31, 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Sacramento, California
January 25, 2002

directors and officers

Directors

Elizabeth Ballantine
President, EBA Associates

Leroy T. Barnes, Jr.
Vice President and Treasurer, PG&E Corporation

William K. Coblentz
Senior Partner, Coblentz, Patch, Duffy & Bass

Molly Maloney Evangelisti
Former Special Projects Coordinator, The Sacramento Bee

Larry Jinks
Former Newspaper Executive, Knight Ridder, Inc.

Joan F. Lane
Special Assistant to the Board of Trustees,
Stanford University

Kevin S. McClatchy
Managing General Partner, Pittsburgh Pirates

James B. McClatchy
Publisher, The McClatchy Company

William Ellery McClatchy
Assistant Secretary, The McClatchy Company

Theodore R. Mitchell
President, Occidental College

Erwin Potts
Former Chairman, The McClatchy Company

Gary B. Pruitt
Chairman, President and Chief Executive Officer,
The McClatchy Company

S. Donley Ritchey, Jr.
Former Chairman and Chief Executive Officer,
Lucky Stores, Inc.

Frederick R. Ruiz
Chairman, Ruiz Food Products, Inc.

Maggie Wilderotter
Chief Executive Officer, Wink Communications, Inc.

Officers

Gary B. Pruitt
Chairman, President and Chief Executive Officer

James B. McClatchy
Publisher

Peter CaJacob
Vice President, Human Resources

Christian Hendricks
Vice President, Interactive Media

Karole Morgan-Prager
Vice President, General Counsel and Corporate Secretary

Patrick J. Talamantes
Vice President, Finance, Treasurer and
Chief Financial Officer

Howard Weaver
Vice President, News

Robert J. Weil
Vice President, Operations

Frank Whittaker
Vice President, Operations

Robert W. Berger
Controller and Assistant Treasurer

R. Elaine Lintecum
Director of Treasury Services and Assistant Treasurer

William Ellery McClatchy
Assistant Secretary

shareholder information

General Office:
The McClatchy Company
2100 Q Street
Sacramento, California 95816
(916) 321-1846

Transfer Agent and Registrar:
Mellon Investor Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.chasemellon.com

Independent Auditor:
Deloitte & Touche LLP
400 Capitol Mall, Suite 2000
Sacramento, California 95814

Form 10-K:
Upon request, the Company will provide, without charge, a copy of its report on Form 10-K filed with the Securities and Exchange Commission. Requests should be made in writing to:

The McClatchy Company
Attention: Director of Treasury Services
P. O. Box 15779
Sacramento, California 95852

Annual Meeting:
The annual meeting of shareholders will be held at the Vizcaya Pavilion, 2019 21st Street, Sacramento, California, on Wednesday, May 15, 2002 at 9:00 a.m. Pacific Time.

Common Stock:
The Company's Class A Common Stock is listed on the New York Stock Exchange (NYSE symbol – MNI). Class A stock is also traded on the Midwest Stock Exchange and the Pacific Stock Exchange. The Company's Class B stock is not publicly traded. The following table lists dividends paid on Common Stock and the prices of the Company's Class A Common Stock as reported by these exchanges for 2001 and 2000:

	2001			2000		
	High	Low	Dividends	High	Low	Dividends
1st Quarter	$42.66	$36.50	$0.10	$45.13	$31.00	$0.10
2nd Quarter	$43.22	$37.50	$0.10	$36.00	$28.75	$0.10
3rd Quarter	$44.70	$39.15	$0.10	$36.94	$31.25	$0.10
4th Quarter	$49.60	$41.06	$0.10	$43.06	$33.75	$0.10

Design: Martin Design Associates
Illustrations: Nicholas Wilton
Executive Portrait: Jim Karageorge
At-A-Glance Photos: Gerry McIntyre
Printing: Fong & Fong Printers and Lithographers


This annual report is printed on recycled paper.



THE McCLATCHY COMPANY
Since 1857

2100 Q Street • Sacramento, CA 95816 • (916) 321-1846